                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                               MARKET FACTS, INC.
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  570559 10 4
                                 (CUSIP NUMBER)


                               DANIEL M. FREEDMAN
                        MITCHELL SILBERBERG & KNUPP LLP
                          11377 WEST OLYMPIC BOULEVARD
                          LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-2000
           (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  MAY 4, 1999
             (Date of Event Which Rquires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 570559 10 4


-------------------------------------------------------------------------------
 (1) Name of Reporting Person:  Aegis Acquisition Corp.

     S.S. or I.R.S. Identification No. of Above Person:

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     BK AF
-------------------------------------------------------------------------------
 (5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                        / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               2,760,484*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               2,760,484*
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,760,484*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     30.07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
-------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Option and Voting Agreement hereinafter described, pursuant to which, among other things, Aegis Group plc has an option to purchase these shares from certain persons, as described below.

CUSIP No. 570559 10 4


-------------------------------------------------------------------------------
 (1) Name of reporting person:  Aegis Group plc

     S.S. or I.R.S. Identification No. of Above Person:

-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member     (a)  /X/
     of a group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC use only

-------------------------------------------------------------------------------
 (4) Source of funds

     BK OO WC
-------------------------------------------------------------------------------
 (5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                        / /
-------------------------------------------------------------------------------
 (6) Citizenship or place of organization

     United Kingdom
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               2,760,484*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               2,760,484*
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,760,484*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     30.07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
-------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Option and Voting Agreement hereinafter described, pursuant to which, among other things, Aegis Group plc has an option to purchase these shares from certain persons, as described below.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (the "Statement") relates to the acquisition by Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), of beneficial ownership of certain shares of common stock, par value $1.00 per share (the "Shares"), of Market Facts, Inc., a Delaware corporation (the "Company"), pursuant to an Option and Voting Agreement, dated April 29, 1999 (the "Option Agreement"), between Parent and Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P.

     The Option Agreement was executed in connection with the offer by Aegis Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent, to purchase all outstanding Shares at a purchase price of $31.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999, as amended May 28, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(9) (which, as amended or supplemented from time to time, constitutes the "Offer").

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Unless the context requires, all references herein to Shares shall be deemed to refer also to the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of July 26, 1989 between the Company and First Chicago Trust Company of New York, as amended by a First Amendment to Rights Agreement dated as of June 5, 1996 and by a Second Amendment to the Rights Agreement dated as of April 29, 1999. The address of the Company's principal executive offices is 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(c), (f) This Statement is filed by Purchaser and Parent. The information set forth in the Introduction, in Section 8 ("Certain Information Concerning Parent and Purchaser") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (d)-(e) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in Section 9 ("Sources and Amounts of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

    (a)-(j) The information set forth in the Introduction, in Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements"), in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Rights Agreement") and in Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations; Voting") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(c) The information set forth in the Introduction and Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 11 of the Offer to Purchase, (i) neither Parent, Purchaser, nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (ii) neither Parent, Purchaser, nor, to the knowledge of Parent and Purchaser, any of the persons or entities referred to in Item 5(b) or any executive officer, director or subsidiary of any thereof has effected any transactions in the Shares during the past sixty days.

    (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The information set forth in the Introduction, in Section 8 ("Certain Information Concerning Parent and Purchaser"), in Section 9 ("Sources and Amounts of Funds"), in Section 10 ("Background of the Offer; Contacts with the Company"), in Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements"), in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Rights Agreement") and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 8, 9, 10, 11, 12 and 17 of the Offer to Purchase, none of Purchaser, Parent, nor, to the knowledge of Parent or Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase, dated May 4, 1999.*

    (a)(2)  Letter of Transmittal.*

    (a)(3)  Notice of Guaranteed Delivery.*

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (a)(7) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Profit Sharing and Retirement Plan.**

    (a)(8) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Employee Stock Ownership Plan.**

    (a)(9)  Offer to Purchase, as amended as of May 28, 1999.

    (b)(1) Revolving Credit and Term Loan Facility, dated April 29, 1999, among Parent, Purchaser and National Westminster Bank plc.*

    (c)(1) Agreement and Plan of Merger, dated as of April 29, 1999, by and among Parent, Purchaser and the Company.*

    (c)(2) Option and Voting Agreement, dated April 29, 1999, between Parent and Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P.*

    (c)(3) Form of Certificate of Incorporation of Surviving Corporation, Exhibit A to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.***

    (c)(4) Form of By-laws of Surviving Corporation, Exhibit B to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.***

    (c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999, by and among Parent, Purchaser and the Company.***

    (d)(1) Joint Filing Agreement dated May 27, 1999, between Parent and Purchaser.

  * Incorporated by reference to the Schedule 14D-1 of Parent and Purchaser filed on May 4, 1999 (file #5-20859).

 ** Incorporated by reference to Amendment No. 1 to the Schedule 14D-1 of Parent and Purchaser filed on May 14, 1999 (file #5-20859).

*** Incorporated by reference to Amendment No. 2 to the Schedule 14D-1 of Parent and Purchaser filed on June 1, 1999 (file #5-20859).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 28, 1999                    AEGIS GROUP PLC
                                       By: /s/ ELEONORE SAUERWEIN
                                          -------------------------
                                       Name:  Eleonore Sauerwein
                                       Title: Group Legal Director



                                       AEGIS ACQUISITION CORP.

                                       By: /s/ ELEONORE SAUERWEIN
                                          -------------------------
                                       Name:  Eleonore Sauerwein
                                       Title: Vice President

                                EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
--------                            -----------

    (a)(1)  Offer to Purchase, dated May 4, 1999.*

    (a)(2)  Letter of Transmittal.*

    (a)(3)  Notice of Guaranteed Delivery.*

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (a)(7) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Profit Sharing and Retirement Plan.**

    (a)(8) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Employee Stock Ownership Plan.**

    (a)(9)  Offer to Purchase, as amended as of May 28, 1999.

    (b)(1) Revolving Credit and Term Loan Facility, dated April 29, 1999, among Parent, Purchaser and National Westminster Bank plc.*

    (c)(1) Agreement and Plan of Merger, dated as of April 29, 1999, by and among Parent, Purchaser and the Company.*

    (c)(2) Option and Voting Agreement, dated April 29, 1999, between Parent and Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P.*

    (c)(3) Form of Certificate of Incorporation of Surviving Corporation, Exhibit A to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.***

    (c)(4) Form of By-laws of Surviving Corporation, Exhibit B to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.***

    (c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999, by and among Parent, Purchaser and the Company.***

    (d)(1) Joint Filing Agreement dated May 27, 1999, between Parent and Purchaser.

  * Incorporated by reference to the Schedule 14D-1 of Parent and Purchaser filed on May 4, 1999 (file #5-20859).

 ** Incorporated by reference to Amendment No. 1 to the Schedule 14D-1 of Parent and Purchaser filed on May 14, 1999 (file #5-20859).

*** Incorporated by reference to Amendment No. 2 to the Schedule 14D-1 of Parent and Purchaser filed on June 1, 1999 (file #5-20859).